FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2005

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

Holmes Financing (No. 8) PLC
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	47,699	52,357
Interest receivable - Cash collateral	107	139
	47,806	52,496

Interest payable - Notes	(47,699)	(52,357)
Interest payable - CSFB	(107)	(139)
	(47,806)	(52,496)

Net operating income	-	-

Fair value derivative	(1,209)	-
Other income	-	-
Operating expenses	-	-

Profit on ordinary activities before taxation	(1,209)	-

Taxation	-	-

Profit on ordinary activities after taxation	(1,209)	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	(1,209)	-

Holmes Financing (No. 8) PLC
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Loans to Funding		2,890,194

Current assets
Accrued interest receivable	14
Cash at bank	13
Cash collateral	14,559
	14,587

Creditors: Amounts falling due within one year
Fair value derivative	1,209
Accrued interest payable	14
	1,224

Net current assets		13,363

Total assets less current liabilities		2,903,557

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,890,194)
Amount due to CSFB		(14,559)
Net assets		(1,196)

Capital and reserves
Share capital		13
Reserves		(1,209)
		(1,196)

Holmes Financing (No. 8) PLC
Notes Outstanding
Period ended 15 April 2005
	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
Moody's current rating	P-1	Aaa	Aaa	Aaa
S&P current rating	A-1+	AAA	AAA	AAA
Fitch Ratings current rating	F1+	AAA	AAA	AAA

				Series 4 Class A2
Moody's current rating				Aaa
S&P current rating				AAA
Fitch Ratings current rating				AAA
	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class M	Series 4 Class M
Moody's current rating	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
	$	$	€	£
Initial note balance	1,850,000,000	1,500,000,000	990,000,000	900,000,000
Previous quarter's note principal	1,850,000,000	1,500,000,000	990,000,000	900,000,000
Note redemptions	(1,850,000,000)	-
Outstanding note principal	-	1,500,000,000	990,000,000	900,000,000

				Series 4 Class A2
				$
Initial note balance				500,000,000
Previous quarter's note principal				500,000,000
Note redemptions
Outstanding note principal				500,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	$	€	£
Initial note balance	62,900,000	51,000,000	34,000,000	39,900,000
Previous quarter's note principal	62,900,000	51,000,000	34,000,000	39,900,000
Note redemptions	(62,900,000)
Outstanding note principal	-	51,000,000	34,000,000	39,900,000

	Series 1 Class C	Series 2 Class C	Series 3 Class M	Series 4 Class C
	$	$	€	£
Initial note balance	107,300,000	87,000,000	57,500,000	68,000,000
Previous quarter's note principal	107,300,000	87,000,000	57,500,000	68,000,000
Note redemptions	(107,300,000)
Outstanding note principal	-	87,000,000	57,500,000	68,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A1
Note interest margins	(5)	8	15	15
Step up dates	16/04/2005	16/01/2009	16/01/2009	16/01/2009
Step up margins	N/A	16	30	30

				Series 4 Class A2
Note interest margins				14
Step up dates				16/01/2009
Step up margins				28
	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	13	17	27	30
Step up dates	16/01/2009	16/01/2009	16/01/2009	16/01/2009
Step up margins	26	34	54	60

	Series 1 Class C	Series 2 Class C	Series 3 Class M	Series 4 Class C
Note interest margins	62	72	85	90
Step up dates	16/01/2009	16/01/2009	16/01/2009	16/01/2009
Step up margins	162	172	185	190

Interest payment cycle	Quarterly
Interest payment date	15th or next business day

Next interest payment date	15/07/2005

Funding Liquidity Reserve Fund
The Funding Liquidity Reserve Fund may be used to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan and will be funded initially from Funding available revenue receipts in accordance with the Funding pre-enforcement revenue priority of payments.

Holmes Funding Limited
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	152,241	192,980
Interest receivable - Cash Deposits	28,775	25,050
Loss on fair value of interest rate swap	3,616	-
	184,632	218,030

Interest payable - Inter-company loans	(179,923)	(208,265)
Interest payable - Start up loans	(437)	(437)
	(180,360)	(208,703)

Net operating income	4,272	9,327

Other income	4,663	5,799
Provisions	4,414	14,086
Expenses	(4,258)	(4,718)
Start up costs amortisation	(1,725)	(1,961)
Deferred consideration	(2,780)	(8,329)

Profit/(loss) on ordinary activities before taxation	4,587	14,205

Taxation	(1,339)	(4,298)

Profit/(loss) on ordinary activities after taxation	3,247	9,907

Dividend	-	-

Retained profit/(loss) brought forward	(1,908)	(11,815)

Retained profit/(loss) carried forward	1,339	(1,908)

Holmes Funding Limited
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		12,091,825
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		9,742

Current assets
Amounts owed by Trustee	71,757
Deferred expenditure (costs of securing)	9,807
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	338,070
Transaction account	1,793
Funding GIC account	716,047
	1,137,475

Creditors: Amounts falling due within one year
Deferred consideration creditor	204,509
Interest payable - start up loans	423
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	254,531
Corporation Taxation	25
	459,489

Net current assets		677,986

Total assets less current liabilities		12,779,553

Creditors: Amounts falling due after more than one year
Inter-company loans		(12,744,149)
Start up loans		(34,065)

Net assets		1,339

Capital and reserves
Share capital (£2)		-
Reserves		1,339
		1,339

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 April 2005

		£'000	£'000

Balance on cash accumulation ledger		Nil

Available credit enhancement

		First Reserve	Funding Reserve

Reserve funds at closing		338,000	70,000

Initial closing reserve funds		338,000	70,000
Drawings to make bullet repayment		-	-
Other drawings		-	-
Transfers from revenue receipts		-	-
Closing reserve balance		338,000	70,000

Target reserve funds		338,000	70,000

Principal deficiency ledger	AAA	AA	A	BBB

Opening PDL balance	Nil	Nil	Nil	Nil
Losses this quarter	-	-	-	-
PDL top up from revenue income	-	-	-	-
Closing PDL balance	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550	-	4,550
Second start up loan (incl. accrued interest)	4,535	-	4,535
Third start up loan	5,809	-	5,809
Fourth start up loan	2,473	-	2,473
Fifth start up loan	1,652	-	1,652
Sixth start up loan	1,888	-	1,888
Seventh start up loan	1,152	-	1,152
Eigth start up loan	12,006	-	12,006
Closing balance	34,065		34,065

Liquidity facility

Liquidity facility limit		25,000
Liquidity facility drawn		-
Liquidity facility available		25,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 April 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages	389,376	386,984
Interest receivable - Cash Deposits	6,897	8,120
	396,273	395,104

Interest payable - Mortgages	(389,376)	(386,984)
Interest payable - Cash Deposits	(6,897)	(8,120)
	(396,273)	(395,104)

Net operating income	-	-

Fees receivable	4,171	4,516
Fees payable	(4,171)	(4,516)

Operating expenses	(3,933)	(4,227)
Provision charges	(258)	27,015
Other income	4,192	(22,787)

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 April 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,516,618

Current assets
Bank interest receivable	1,375
Cash at bank	344,918
Amounts due from Seller	12,835
Other debtors	3
Accrued interest receivable	57,548
	416,679

Creditors: Amounts falling due within one year
Amounts due to Funding	71,757
Sundry creditors	4
	71,760

Net current assets		344,918

Total assets less current liabilities		29,861,536

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(17,424,793)
Funding share of mortgage loans		(12,091,825)

Seller share of cash at bank		(344,918)
Funding share of cash at bank		-

Net assets		0

Capital and reserves
Share capital (£2)		0
Reserves		0
		0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 31 st May 2005
By /s/ Karen Carson (Authorised Signatory)